2828 N. Harwood Street

Suite 1800

Dallas, TX 75201-2139

214-922-3400

Fax: 214-922-3835

www.alston.com

March 1, 2012

VIA EDGAR AND OVERNIGHT UPS DELIVERY

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, D.C. 20549

Re:	TNP Strategic Retail Trust, Inc. Post-Effective Amendment No. 9 to Registration Statement on Form S-11 File No. 333-154975

Dear Ms. Barros:

This letter sets forth the response of our client, TNP Strategic Retail Trust, Inc. (“Issuer”), to the comments provided orally by the Staff of the U.S. Securities and Exchange Commission (“SEC”), on February 16, 2012, to the Issuer’s February 8, 2012 response to comments from the Staff relating to the Issuer’s Post-Effective Amendment No. 9 to the Registration Statement on Form S-11 (“Amendment No. 9”), which was filed with the SEC on January 19, 2012. This letter supplements the Issuer’s previous response of February 8, 2012. For your convenience, we have set forth below your comments followed by the relevant responses thereto.

Atlanta Charlotte Dallas Los Angeles New York Research Triangle Silicon Valley Ventura County Washington, D.C.

Ms. Sonia Barros

March 1, 2012

1. Comment: With respect to the revised disclosure relating to the determination of the estimated value per share, please provide a consent of the third party appraisers pursuant to Rule 436 of the Securities Act.

Response: The Issuer has filed today Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 9 which includes the consent of Robert A. Stanger & Co., Inc. and Cushman & Wakefield of Illinois, Inc. relating to the appraisals that were used by the Issuer’s board of directors in determining the estimated per share value. The consents of Robert A. Stanger & Co., Inc. and Cushman & Wakefield of Illinois, Inc. are attached as Exhibit 23.6 and 23.7, respectively.

Should you have any further questions or require additional information, please do not hesitate to contact me at 214-922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

cc:	Ms. Stacie Gorman, Securities and Exchange Commission Mr. Anthony W. Thompson, Thompson National Properties, LLC Ms. Rosemarie A. Thurston, Alston & Bird LLP